Dionics, Inc.
No.8 Ji Yang Road, Xinzhou District Shangrao City, Jiangxi Province, China

September 10, 2012

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dionics, Inc. Current Report on Form 8-K Filed July 6, 2012 File No. 000-08161

Dear Mr. Webb:

          In connection with our response to the comment letter of the staff dated August 1, 2012, with reference to the Current   Report on Form 8-K of Dionics, Inc. (the “Company”) concerning the acquisition of Bai Hua Zhou Green Resources (China) Investment Group Limited (the “Report”), the Company acknowledges and confirms to you that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/Liu Shuzhong Liu Shuzhong Chief Executive Officer cc: J. Nolan McWilliams
   Kristen Shifflett
   Margery Reich